Form N-SAR for the Life Series Discovery Fund - 6/30/05

Sub-Item 77C:

A special meeting of the shareholders of the First Investors Life Series Discovery Fund was held on January 26, 2005 and adjourned to February 24, 2005, March 1, 2005 and March 8, 2005.

	The first proposal was to approve a Subadvisory Agreement among First Investors Life Series Discovery Fund, First Investors Management Company, Inc. (FIMCO) and Paradigm Capital Management Inc. This proposal was approved with 4,593,047.120 shares voting for the adoption of the proposal and 273,395.662 shares voting against the adoption of the proposal.

	The second proposal was to approve a policy to permit FIMCO and the Fund's Board of Trustees to appoint and replace subadvisers and to enter into and amend subadvisory agreements on behalf of the Fund without further shareholder approval. This proposal was approved with 4,319,651.458 shares voting for the adoption of the proposal and 492,112.191 shares voting against the adoption of the proposal.